# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lumen Technologies, Inc., CIK 0000018926
CUSIP: 550241103
Title of class of securities: Common Stock, No Par Value Per Share
Address of issuer's principal executive offices: 100 CenturyLink Drive, Monroe, Louisiana (LA), 71203
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001815075

## Reporting persons
- Dan Hagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 75,000,000; shared voting power 0; sole dispositive power 75,000,000; shared dispositive power 0; aggregate amount beneficially owned 75,000,000 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Lumen Technologies, Inc.
Address of issuer's principal executive offices: 100 CenturyLink Drive, Monroe, Louisiana 71203

## Item 2. Person Filing
Name of person filing: Dan Hagan.
Address of principal business office or, if none, residence: 601 E Broadway, Suite 203, PO Box 1225 Columbia, Missouri 65205
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 75,000,000 shares
Percent of class: 7.3% (1)
Sole power to vote or to direct the vote: 75,000,000 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 75,000,000 shares
Shared power to dispose or to direct the disposition:
0

Under a March 26, 2026 letter agreement (the "Agreement") with the Issuer, the reporting person must vote (or cause to be voted) the 20,000,000 shares of Lumen common stock acquired after the date of the Agreement in accordance with the recommendations of the Issuer's board of directors or committee thereof with respect to the election of directors, the appointment, ratification or approval of independent auditors and related auditor fees, advisory votes on executive compensation and the frequency of such votes, any increase in the shares authorized for issuance under the Issuer's equity incentive plans and certain other routine corporate governance matters. This voting arrangement expires upon the expiration of the Issuer's NOL rights plan.

(1) The percentage ownership information is calculated based upon 1,031,445,404 shares of common stock of the Issuer issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2026.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dan Hagan: /s/ Dan Hagan, Dan Hagan (10/30/2026)